
PROCESSING
SECTION
2007
185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to

Commission File Number 113928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan
60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices) (Zip Code)


07073985


SEC MAIL
WASH, D.C.

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm



SEC MAIL
RECEIVED
WASH. D.C.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
RBC-U.S.A. Retirement and Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2006, is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 31, 2007

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments — at fair value:		
Employer stock funds:		
Royal Bank of Canada Stock Fund	$ 404,202,038	$ 334,751,322
Liberty Corporation Stock Fund		3,195,657
Common collective trusts:		
Managed Income Portfolio II Class 2	136,493,875	137,706,501
US Equity Index Commingled Pool	82,091,416	75,741,129
Mutual funds:		
Van Kampen Comstock Fund	109,741,875	103,235,017
Growth Fund of America	143,001,241	128,638,532
American Balanced Fund	117,046,239	102,601,982
Wasatch Core Growth Fund	74,819,463	85,257,589
Fidelity US Bond Index Fund	39,129,559	37,828,376
American Euro-Pacific Growth Fund	123,990,139	90,363,702
FMI Focus Fund		37,322,442
Tamarack MidCap Fund	39,015,124	42,903,319
TCW Value Opps N Fund		17,219,778
Artisan Mid Cap Value Fund	25,486,510	
Third Avenue Small Cap Value	45,037,513	
Fidelity BrokerageLink	13,992,256	12,932,754
Participant loans receivable	17,836,263	17,418,028
Total investments	1,371,883,511	1,227,116,128
Cash	2,416,121	931,177
Receivables:		
Participant contributions	571	22,281
Employer variable matching contribution	2,021	
Employer matching fixed contribution	3,349,771	2,240,649
Employer ESOP contribution	2,656,427	2,650,917
Total receivables	6,008,790	4,913,847
Total assets	1,380,308,422	1,232,961,152
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	1,380,308,422	1,232,961,152
Adjustment from fair value to contract value for indirect fully benefit-responsive investment contracts	1,541,528	1,842,359
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,381,849,950	$ 1,234,803,511

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME:	
Interest and dividends	$ 56,605,314
Net realized and unrealized appreciation in fair value of investments (Note 3)	118,623,402
Total investment income	175,228,716
CONTRIBUTIONS:	
Participant	62,330,501
Participant rollover	7,276,618
Employer — fixed matching and ESOP (net of forfeitures of $1,912,266)	32,726,160
Total contributions	102,333,279
DEDUCTIONS — Benefits paid to participants	(130,515,556)
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	147,046,439
NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,234,803,511
NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,381,849,950

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. DESCRIPTION OF THE PLAN

The following description of the RBC-U.S.A. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

General — As part of a benefits consolidation project for the U.S. RBC Companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC Companies in the United States and was subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity Management Trust Company ("Fidelity") was appointed as the new trustee effective January 1, 2002.

The Plan is a defined contribution plan covering all eligible employees for RBC Dain Rauscher Corp., RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Centura Bank (the "RBC Companies") in the United States. Effective January 1, 2004, the Plan includes an employee stock ownership plan ("ESOP"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours. Certain employees, as defined in the plan document, who have met the employee contribution requirements described above by December 1 of the plan year and who are employed on December 31 are eligible to receive the employer stock bonus contribution, if any.

Contributions — Effective January 1, 2006, employees may contribute up to 50% of their compensation to the Plan on a pretax or Roth 401(k) basis. The effective limit for 2005 was 25%. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Effective January 1, 2006, employees who were at least age 50 may elect to make pretax catch-up or Roth 401(k) contributions up to 50% of compensation. Catch-up and Roth 401(k) contributions are subject to an annual limit of $5,000 under Internal Revenue Service regulations during 2006. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

A fixed matching contribution of one dollar for every dollar of a participant's pretax contribution, up to a maximum of 6% of compensation is paid by the RBC Companies throughout the year as eligible employees make deferrals. All matching contributions are invested in accordance with participant investment elections.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2006, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Dain Rauscher financial consultants are limited to combined fixed matching contributions of $1,500. After-tax contributions are not eligible for company-matching contributions.

The ESOP is funded solely with contributions made by the RBC Companies. The RBC Companies have the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts will be contributed in the form of cash, RBC common shares, or in a combination of cash and RBC common shares. There are no performance formulas or measures included in making such a determination. The ESOP contribution for the year ended December 31, 2006, was 1% of pretax pay up to a maximum contribution of $500. The ESOP contribution of $2,656,427 and $2,650,917 for the years ended December 31, 2006 and 2005, respectively, was not funded by the RBC Companies as of December 31, 2006 and 2005, respectively, and is included as a receivable on the statements of net assets available for plan benefits as of December 31, 2006 and 2005. Both amounts were funded subsequent to the respective year ends.

Participant Accounts — Each participant account is credited with the participant's voluntary pretax and after-tax contributions, the RBC Companies' fixed matching contributions, the RBC Companies' discretionary ESOP contributions, and plan earnings, and charged with withdrawals and an allocation of plan losses. Plan earnings and losses are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan's 12 investment options. Investment elections may be changed by the participant daily.

With the exception of the Stock Bonus Account, participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds. With respect to the Stock Bonus Account, participants may be eligible to change the investment of up to 50% of the account balance in the Stock Bonus Account as of the preceding annual valuation date into one or more other investment funds available under the Plan. Effective January 1, 2007 participants are allowed to diversify 100% of their Stock Bonus Account and 100% of their ESOP.

Investments — The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant's termination of employment, the unvested portion of the participant's account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies' matching contributions or to pay administrative expenses of the Plan. Forfeitures of $1,923,266 were used to reduce RBC Companies' contributions for the plan year ended December 31, 2006.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited. The amount is funded through forfeitures, if any, or by additional employer contributions.

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance within the past year. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate plus 1% at the time of the loan. Current interest rates on loans range from 4.5% to 10.5% and loans are due at various dates through 2021. Principal and interest are paid ratably and are generally paid through regular payroll deductions. Loans are secured by the balance in the participant's account.

Payment of Benefits — On termination of employment, participants may generally request either a lump-sum distribution of the employee pretax and after-tax contributions and vested employer contributions account balances or monthly, quarterly, or annual installments. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant's account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity IRA unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the Royal Bank of Canada ("RBC") Stock Fund where participants can choose to have their value paid in cash or Royal Bank of Canada common shares.

Investment Diversification — The Plan has a diversification restriction related to the employer stock bonus contribution under the ESOP, which is invested in the RBC Stock Fund. Plan participants may transfer up to 50% of the employer stock bonus contribution into one or more other investment funds available under the Plan at their discretion. Plan participants are allowed to transfer their contributions and the related RBC Companies' fixed matching contribution among all investments available at their discretion. Plan participants are allowed to transfer their contributions and the related RBC Companies' fixed matching contribution among all investments available at their discretion. Effective January 1, 2007 participants are allowed to diversify 100% of their Stock Bonus Account and 100% of their ESOP.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Contributions — Participant and RBC Companies' fixed matching contributions are recorded in the period the employer makes the payroll deductions. ESOP contributions are recorded for the period the Board of Directors authorizes the contribution.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. Common collective trust funds with underlying investments in investment contracts are adjusted by the issuer to contract value and this adjustment is presented in the Statement of Net Assets Available for Plan Benefits. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participant loans are valued at the outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Purchases and sales of investments are recorded on a settlement-date basis, which is not materially different than if transactions were recorded on trade date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily bases and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — Effective in 2005, administrative expenses are paid by the Plan's Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $186,000 in 2006.

Interest and Dividend Income — Interest is recorded when earned and dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Adoption of new Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for plan benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for plan benefits at December 31, 2005.

3. INVESTMENTS

Investments as of December 31, 2006 and 2005, that represent 5% or more of the Plan's net assets available for plan benefits are as follows:

	2006	2005
Royal Bank of Canada common stock	$365,922,356	$305,147,214
Managed Income Portfolio II	136,493,875	137,706,501
Van Kampen Comstock Fund	109,741,875	103,235,017
Growth Fund of America	143,001,241	128,638,532
American Balanced Fund	117,046,239	102,601,982
US Equity Index Commingled Pool	82,091,416	75,741,129
Wasatch Core Growth Fund	74,819,463	85,257,589
American Euro-Pacific Growth Fund	123,990,139	90,363,702

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $118,623,402 as follows:

Mutual funds	$ 36,615,857
Common collective trusts	11,422,679
Fidelity BrokerageLink	1,758,177
Employer stock funds	68,826,689
	$118,623,402

The following summarizes the components of the employer stock funds, at December 31:

	2006	2005
Royal Bank of Canada Stock Fund:		
Royal Bank of Canada common stock	$365,922,356	$305,147,214
Fidelity institutional cash money market fund	38,279,682	29,604,108
Total	$404,202,038	$334,751,322
Liberty Corporation Stock Fund:		
Liberty Corporation common stock	$ -	$ 3,036,981
Fidelity institutional cash money market fund		158,676
Total	$ -	$ 3,195,657

The stock bonus account, a nonparticipant-directed investment, is a component of the Royal Bank of Canada Stock Fund. The remaining portion of the Royal Bank of Canada Stock Fund is employee-directed. The change in net assets of the nonparticipant-directed investments for the year ended December 31, 2006, is as follows:

Nonparticipant-directed portion of Royal Bank of Canada Common Stock:	
Changes in net assets:	
Net appreciation in fair value of investments	$ 991,080
Interest and dividends	155,472
Employer contributions	2,545,728
Benefits paid to participants	(547,354)
Transfers to participant-directed investments	(86,224)
Net increase	3,058,702
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2005	3,580,244
Nonparticipant-directed portion of Royal Bank of Canada common stock as of December 31, 2006	$6,638,946

4. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As discussed in Note 1, participants may also elect to invest in an RBC Stock Fund or the Tamarack MidCap Fund.

At December 31, 2006 and 2005, the Plan held 7,681,269 and 7,827,532 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $106,812,327 and $88,172,622, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $9,951,280 from the Royal Bank of Canada Stock Fund.

At December 31, 2006 and 2005, the Plan held 0 and 64,861 shares, respectively, of common stock of Liberty Corporation, a member of the RBC Companies, with a cost basis of $0 and $3,014,617, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $16,215 from the Liberty Corporation Common Stock.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6. TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350)
(Plan No. 003)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost Basis	Current Value
Royal Bank of Canada*	Royal Bank of Canada Stock Fund:		
	Royal Bank of Canada Common Stock	$106,843,997	$ 365,922,356
	Fidelity Institutional Cash Money Market Fund	38,279,682	38,279,682
Fidelity Management Trust Co.*	Managed Income Portfolio II Class 2	136,493,875	136,493,875
Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	93,495,272	109,741,875
Capital Research & Management Company	Growth Fund of America	113,518,487	143,001,241
Capital Research & Management Company	American Balanced Fund	103,775,605	117,046,239
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	62,097,188	82,091,416
Wasatch Advisor, Inc.	Wasatch Core Growth Fund	71,485,224	74,819,463
Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	39,454,493	39,129,559
Capital Research & Management Company	American Euro-Pacific Growth Fund	99,017,710	123,990,139
Voyageur Asset Management Inc.*	Tamarack Mid Cap Gr I	39,002,633	39,015,124
Artisan Funds Inc. Investor Share	Artisan Mid Cap	24,408,113	25,486,510
Third Avenue Management, LLC	Third Avenue Small Cap	43,506,763	45,037,513
Fidelity Management Trust Co.*	Fidelity BrokerageLink	12,764,649	13,992,256
Participant loans*	Interest rates of 4.5% to 10.5% due at various dates through 2021		17,836,263
Total investments			$1,371,883,511

*Known to be a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada
(Registrant/Issuer)

Date: June 26, 2007



Deborah Kermeen
Director, Finance



Gabriela Sikich
Mgr, US Defined Contribution Plans


SEC MAIL
WASH, D.C.

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 of Royal Bank of Canada on Form S-8 of our report dated May 31, 2007, appearing in the Annual Report on Form 11-K of RBC — U.S.A. Retirement and Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Minneapolis, MN
June 25, 2007

APPENDIX B

SECTION 906 CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of RBC Dain Rauscher, hereby certifies, to such officer's knowledge, that the Annual Report on Form 11-K for the year ended December 31, 2006 (the "Report") of the RBC – U.S.A. Retirement and Savings Plan fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the RBC – U.S.A. Retirement and Savings Plan.



Deborah Kermeen
Director, Finance

Date: June 26, 2007

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

END